UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________________

Name: Silverpeak Credit Company, Inc.

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

c/o Silverpeak Credit Partners LP
40 West 57th Street
New York, New York 10019

Telephone Number (including area code): (212) 716-6000

Name and address of agent for service of process:

Jonathan Socolow, Esq.
Silverpeak Credit Partners LP
40 West 57th Street
New York, New York 10019

Copy to:

Nicole M. Runyan, Esq.

William J. Tuttle, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes      [X]      No       [   ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 12th day of October, 2018.

SILVERPEAK CREDIT COMPANY, INC.

By:	/s/ Adam Hagfors
	Name:	Adam Hagfors
	Title:	President

Attest:	/s/ Brian Rigert
	Name:	Brian Rigert
	Title:	Witness

[Form N-8A—Signature Page]